Exhibit 4.24

PURCHASE AGREEMENT FOR

FELL BLOCK OIL AND CONDENSATE

BETWEEN

EMPRESA NACIONAL DEL PETRÓLEO

AND

GEOPARK FELL SpA

In Santiago, Chile, on April 21 2017, Mr. Andrés Rebolledo Smitmans, Chilean, holding identity document number 8,127,608-0, acting in his capacity as Ministry of Energy, whose appointment is evidenced under Executive Order No. 1,496, dated October 19, 2016, of the Ministry of the Interior and Public Safety, which is not attached hereto for being known to the Parties, appears on behalf of the STATE OF CHILE, hereinafter the “STATE”, both domiciled at Avenida Libertador Bernardo O’Higgins No. 1449, Edificio Santiago Downtown, Torre 2, Piso 13, Santiago; Mr. Pedro Aylwin Chiorrini, holding identity document No. 8,303,420-3, in the name and on behalf of GEOPARK FELL SpA, a firm engaged in the exploration and exploitation of hydrocarbons, Tax Identification (RUT) No. 76.129.094-0, hereinafter indistinctly referred to as "GEOPARK" or also "the Seller", both domiciled for these purposes in the city of Punta Arenas, Chile, Calle Lautaro Navarro 1021; and Mr. Marc Llambías Bernaus, Chilean, holding identity document No. 7.014.834-9, in his capacity as Refining and Commercialization Manager, and Denisse Abudinen Butto, Chilean, holding identity document No. 14.168.642-9, in her capacity as Planning and cost control Manager, in the name and on behalf of EMPRESA NACIONAL DEL PETRÓLEO, legal entity under public law, Tax Identification (RUT) No. 92,604,000-6, hereinafter referred to as “ENAP" or “the Buyer”, all domiciled at Avenida Vitacura 2736, Piso 10, Santiago; each one individually a "Party" and jointly "the Parties"; agree to execute this Purchase Agreement for Fell Block Oil and Condensate (hereinafter the "Agreement”), in accordance with the following provisions:

ONE:	BACKGROUND

1.1.- GEOPARK is the participant and operator of the Special Operating Agreement for the Exploration and Exploitation of the Fell Block Hydrocarbon Deposits (the “SOA”), executed with the Chilean State. Under this SOA, GEOPARK has the exclusive right to carry out oil operations in the area covered by the SOA.

1.2.- Within the framework of the execution of the Fell Block SOA, GEOPARK has announced the marketability of various deposits from which various crude oils with an API average gravity greater than 30° and lower than 38°, and a condensate with API average gravity greater than 45° and lower than 58°, hereinafter referred to respectively as "Oil or Crude Oil" and "Condensate", and collectively, "Liquid Products" are extracted, among other products.

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1.3.- This Agreement governs the purchase and sale between ENAP and GEOPARK, the latter by itself and on behalf of the STATE, of the volumes of Fell Block Liquid Products, pertaining to both GEOPARK and the STATE, by virtue of the SOA.

TWO:	MANDATE AND AUTHORIZATION FOR GEOPARK TO SELL AND DELIVER THE STATE INTEREST IN THE PRODUCTION OF FELL BLOCK LIQUID PRODUCTS TO ENAP

The STATE, duly represented in the manner indicated above, hereby grants mandate and authorizes GEOPARK, in its capacity as Contractor and Operator of the Fell Block SOA, to sell and deliver in its name and behalf, to ENAP, in its capacity as Buyer, its interest in the marketable production of the Fell Block Liquid Products, hereinafter "the STATE Interest", in accordance with the terms and conditions established in the SOA and in this Agreement.

On this basis, the point of delivery to ENAP of the STATE Interest is the Gregorio Terminal owned by ENAP, and the price of said products is referred, in commercial terms, to Gregorio Terminal. Consequently, GEOPARK will be responsible for all costs and risks associated with the storage and transportation to Gregorio Terminal of the aforementioned products.

GEOPARK must deliver to the STATE the value obtained as a result of the sale to ENAP of the STATE Interest, in accordance with the provisions set forth in the SOA and its amendments, and this will represent no responsibility for ENAP.

Any sale or export of the STATE Interest to third parties will require the prior approval of the STATE through the Fell Block Coordination Committee established in the SOA, which must be processed and obtained by GEOPARK.

THREE:	MANDATE ACCEPTANCE

GEOPARK, through its representative mentioned above, hereby accepts and consents to the mandate conferred in the second clause above; and accepts and consents to all the terms and stipulations herein.

FOUR:	COMMERCIALIZATION

GEOPARK, on its own and on behalf of the STATE, in its capacity as Seller, undertakes to make available, deliver and sell to ENAP, the interest held by GEOPARK and by the STATE in the marketable production of Fell Block Liquid Products, in accordance and subject to the terms and conditions established in the SOA and herein.

ENAP, in its capacity as Buyer, agrees to purchase, receive and pay for said Liquid Products, in accordance with and subject to the terms and conditions established herein.

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FIVE:	MINIMUM OPERATING CONDITIONS PROTOCOL

The activities required to ensure the correct operation of this Agreement are established in a Minimum Operating Conditions Protocol (hereinafter "MOCP"), prepared jointly by GEOPARK and ENAP. This protocol indicates where and how the volume and quality of the Oil and Condensate to be delivered to the Gregorio Terminal should be determined, including measurement procedures, quality control, inspection and calibration, closure, communication, etc.

The MOCP is attached hereto as ANNEX 1 and constitutes an integral part of this Agreement for all legal purposes. However, in case of any contradiction, the provisions set forth in this Agreement will prevail over those in the aforementioned MOCP.

The MOCP may be modified by mutual agreement between GEOPARK and ENAP, in accordance with good operational practices. For these purposes, the STATE declares that GEOPARK is authorized to agree on these modifications, its appearance for such purposes not being required. However, any modification to the MOCP must be timely notified by GEOPARK to the STATE, and ENAP will bear no responsibility with respect to said notification, and said notification will not be a condition for the validity and application of the modification.

SIX:	DELIVERY SPECIFICATIONS

The Fell Block Liquid Products must conform to the delivery quality specifications established in Section 7.1.4 of the SOA or to those specifications agreed by the Parties from time to time. Volume and quality measurements will be determined in dry-dry condition and at 60 degrees Fahrenheit (60° F).

According to the above, the expected content of water and basic sediments will be 1% (one percent) and the expected content of total salinity (Salt) will be 100 (one hundred) grams per cubic meter expressed in sodium chloride, both limits corrected to sixty degrees Fahrenheit. Higher contents of water and basic sediments and/or Salt will be subject to the discounts indicated in Section Ninth.

Likewise, the maximum limit of mercury content in Liquid Products per fortnight will be 3,000 ppb (three thousand parts per billion) for the first year of contract, 2,000 ppb (two thousand parts per billion) for the second year and 1,000 ppb (one thousand parts per billion) for the third year. The Buyer will not buy Liquid Products whose average mercury content, weighted by the respective quantities, exceeds said maximum limits, and the following will apply:

i)	A maximum mercury content of 4,500 ppb (four thousand five hundred parts per billion) will be accepted for each truck.

ii)	The average mercury content measured in trucks in the respective fortnight will be lower than or equal to the maximum limit for the respective fortnight of the contract year, as indicated in this clause. Otherwise, the shipment may be rejected by ENAP.

iii)	The result of the tested sample must be lower than or equal to the maximum limit for the respective fortnight of the contract year, as indicated in this clause. Otherwise, the shipment may be rejected by ENAP.

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iv)	The GEOPARK Oil, stored in ENAP tanks (TK), will be in permanent recirculation. This will begin once the tank that ENAP makes available to receive the Liquid Products is clean and free of any liquid.

v)	In case of shipment rejection in accordance with the provisions of subparagraphs i) and ii) above, the Seller will bear the costs related to the collection, reception, storage and treatment of said Liquid Products which were out of specification, as applicable.

vi)	For these purposes, ENAP will invoice the reception services for the volume corresponding to the rejected shipment and the use of storage capacity for the period of use of the tank(s) according to their respective nominal capacities, as indicated in ANNEX 2 "Reception, Storage and Shipping Services of Crude to ships at Gregorio Terminal". If ENAP needs to provide any crude treatment service, rates must be previously agreed between the parties. Similarly, if the crude oil needs to be collected, this cost will be borne and will be under the responsibility of the Seller, and the value will be determined according to the operating protocol agreed upon at each opportunity.

The Parties agree that the total maximum limits of mercury accumulated per fortnight will be as indicated below; if these maximum limits are exceeded, the shipment may be rejected by ENAP, notwithstanding that a part of the volume can be accepted as long as they do not exceed said maximum limits:

	Year 1	Year 2	Year 3
Maximum Hg ppb million in crude per fortnight	70	55	20
Maximum Hg ppb million in crude = (Average ppb * total barrels received) /1,000,000

Shipments will be made as established in the MOCP. The determination of the volumes and quality of the Liquid Products transferred under this Agreement will be made by a well-known certifying company, to be determined by GEOPARK and ENAP by mutual agreement (hereinafter, the "Certifier"). The costs of the certifying company associated with the sampling and determination of the quantity and quality of the products transferred in each fortnight will be borne equally by the Parties. The costs of re-testing of samples in case the Liquid Products do not meet the quality specification as indicated in the previous paragraph, as well as the cost of any monitoring or quality control of the product stored in the delivery tank prior to its sale, or at any point before the Delivery Point, and that is agreed upon by the Parties, will be borne by the Seller.

If during the reception, storage and processing of the Liquid Products in the Gregorio Terminal, as well as due to the cleaning of the tanks used by ENAP for their handling, phases of water, emulsion and/or waste with contents of mercury higher than those specified in Table No. 5 of the DS90 (or any other replacing it) get separated, GEOPARK will remove all of these phases, which are generated as a direct consequence of the processing and handling of the Liquid Products in the Gregorio Terminal after its transfer to ENAP. The MOCP will govern the volumes and operating conditions for this removal. For greater clarity, in case the mentioned water, emulsion and/or waste streams meet the specification of mercury content indicated, it will not be necessary for GEOPARK to remove them.

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The cost of the removal of these waters will be borne by GEOPARK for an average volume of 4,000 m3 per month. Consequently, for the removal of waters exceeding the monthly average volume of 4,000 m3, ENAP will pay GEOPARK a rate of US $ 1.4 .-/bbl. This average will be determined monthly.

In the event that GeoPark suspends the sale of Liquid Products to ENAP for the purpose of exporting them, in accordance with Provision sixteen herein, the cost of the removal of waters will be US $ 1.4 .-/bbl for the total of the volume removed. This service will be invoiced monthly in arrears. The payment term will be 30 days from the date of invoice.

Within a period of 2 months from the date of this agreement, the parties will carry out the pertinent technical tests, in order to implement a medium-term solution to define the treatment and removal of mercury-contaminated waters. Once these tests have been completed, the commercial terms and/or legal responsibilities associated with the proposed solutions will be defined. On the other hand, if ENAP detects in the Liquid Products delivered by GEOPARK, other unforeseen quality conditions that affect its safe operation processes and/or conditions, besides informing GEOPARK, the Parties will request the validation of the cause and its effects to a technical third party, and then the Parties will work jointly and with due haste in the solution of these events. If applicable, the costs of the solution will be borne by the Seller.

SEVEN:	QUANTITIES.

The Seller will make available, deliver and sell, and the Buyer will receive, purchase and pay for the production of Crude Oil and Condensate, according to production forecast reported by GEOPARK for the term of the agreement and as shown in ANNEX 3, available at the Gregorio Terminal, subject to the quality requirements specified in Provision Six hereof. The obligation of the Buyer regarding the volumes of Liquid Products that meet the quality requirements indicated above will be limited solely in case of lack of availability of storage capacity at the Gregorio Terminal, for the product in question, as at the relevant delivery date. This lack of capacity must be communicated in advance by ENAP to the Seller, in case of anticipating the occurrence of the same, informing when the deliveries may be restarted.

In order for ENAP to be able to schedule the operational aspects in a timely manner, the Seller must communicate quarterly to ENAP, at least thirty days before the beginning of each quarter, the estimated delivery schedule for Oil and Condensate for the following quarter. Likewise, the Seller will inform ENAP in due time if a relevant modification of the current delivery schedule is foreseen.

The measurement of the quantities of Oil and Condensate delivered by GEOPARK will be made by the Certifier as established in the MOCP. These measurements will be considered valid unless there is a manifest error or fraud and will serve as a basis for billing the sales and purchases. The Seller will have the right to enter the Gregorio Terminal to verify the procedure for measuring the deliveries, which must be previously coordinated with ENAP.

In the event that GEOPARK requires additional storage for the fortnight accumulation tank, it must inform at least 60 days in advance of its storage requirements. ENAP will analyze said requirement and respond within 10 business days, according to the operational availability of the Terminal, in which case the respective services will be invoiced, according to the rates indicated in ANNEX 2. If a rejection occurs due to noncompliance with the quality of the product and the storage capacity of the fortnight reception tank is covered, ENAP will not be obliged to receive additional volumes of Liquid Products.

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EIGHT:	DELIVERY PLACE.

The Delivery Place for the Liquid Products will be the Gregorio Terminal. For such purposes and in the event that ENAP acquires the Liquid Products indicated in the preceding provision in the respective fortnight, the Buyer will have an accumulation tank at the Gregorio Terminal, free of charge for the Seller, from which the fortnight deliveries will be made as required in the MOCP.

For all purposes, the transfer of risk and ownership of the Fell Block Liquid Products will take place in the storage facilities of the Gregorio Terminal, after ENAP has expressly accepted said products.

NINE:	PRICE OF OIL AND CONDENSATE.

The price of the Liquid Products is at the Delivery Place, and is defined for the set of deliveries made during biweekly periods. The price will be determined based on the following formula:

PP = DTD + DBp – DASS – DHg	[US$/Bbl]

being:

PP:	Price that ENAP will pay to GEOPARK for Oil expressed in US dollars per net barrel at 60ºF [US$/Bbl].
DTD:	Simple average of the daily prices of the Dated Brent Marker Crude, average of the "high" and "low" quotes published in the "Platts Crude Oil Marketwire" under the title "Key benchmarks ($ / bbl)" for "Brent (Dated)", corresponding to the delivery fortnight.
DBp:	Market Base Differential, applicable to Oil (DP) or Condensate (DC), as appropriate.
DASS:	Discount for content of Water + Sediments (W & S) and Salinity (Salt).
DHg:	Discount for mercury content according to the mercury table of contents and discounts in time.

9.1)	Base Differential of the Oil Market, DBP:

DBP = - 4.35	[US$/Bbl]	if	DTD > 58
DBP = - 2.20 – (2.15/18) * (DTD – 40))	[US$/Bbl]	if 40 ≤	DTD < 58
DBP = -2.20	[US$/Bbl]	if	DTD ≤ 40

This Market Base Differential is referred to an Oil of 30° ≤ °API ≤ 38°. In case Crude Oil is out of this range, an additional discount of 0.5 (US$/Bbl) will be applied for each API grade lower than 30° or higher than 38°. Mixed Crude Oil with Condensate will not be accepted.

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9.2)	Market Base Differential of Condensate, DBC:

DBC = -12.3	[US$/Bbl]

This Market Base Differential is referred to a Condensate of 30° ≤ °API ≤ 38°. If API> 58, an additional discount of 0.5 [US$/Bbl] will apply per each °API above this limit.

9.3)	Discount for content of Water + Sediments (W & S) and/or Salinity (Salt):

In case of registering values of A&S> 1% and/or Salt>100 gr/m3:

DASS = 0.5 *(A&S–1%)/1% + 0.5 *(Salt–100)/100	[US$/Bbl]

9.4)	Discount for content of mercury:

	Year 1	Year 2	Year 3
Hg Content	Maximum 3,000 ppb	Maximum 2,000 ppb	Maximum 1,000 ppb
DTD ≤ 40	3.70 US$/bbl	2.95 US$/bbl	2.2 US$/bbl
DTD > 58	4.25 US$/bbl	3.43 US$/bbl	2.6 US$/bbl
40 < DTD < 58	3.70+(0.55/18)*(DTD-40)	2.95+(0.48/18)*(DTD-40)	2.20+(0.40/18)*(DTD-40)

Note: In the event that the Seller informs ENAP that it has permanently reached a lower specification in the content of mercury before the corresponding contractual year indicated in the preceding table and it is maintained throughout that contractual year, the corresponding discount for the level of mercury reached will be applied.

9.5)	Price of the DTD Brent Marker Crude: For this agreement, the price of Dated Brent Marker Crude, calculated as average, will be used as a benchmark:

First Fortnight: days 1 to 15.

Second Fortnight: from day 16 to the last day of the month.

9.6)	Taxes: The prices of the Fell Block Liquid Products subject matter of this Agreement do not include the Value Added Tax (VAT).

TEN:	INVOICING AND PAYMENT.

GEOPARK and ENAP will sign biweekly Sale Settlements that will summarize the volumes of Fell Block Liquid Products that have been delivered by GEOPARK to ENAP until the closing dates of the respective fortnights. These periods will be understood from days 1 to 15 and from day 16 to the last day of the month, as applicable.

Said biweekly Sale Settlements will be prepared on the basis of the Closing Acts of the corresponding fortnights prepared by the Certifier and signed by representatives of GEOPARK and ENAP, in which the measurements made to the deliveries of the Fell Block Liquid Products will be consigned, as it is indicated in the MOCP, prior to their transfer to ENAP. The biweekly Sale Settlements, approved by the Parties, will be the basis for the biweekly invoicing in accordance with this Agreement.

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Notwithstanding the foregoing, and in order not to affect the normal continuity of the oil to tank delivery operations, sale closures may be made for periods other than the respective fortnight (Extraordinary Closing). In order to respect the commercial aspects established in this Agreement related to the PP price, which in its determination is referred to fortnights, in the event that on the last day of each fortnight there is no closing of sale, that day a single volumetric measurement will be made of the oil accumulated in the tank, in order to apply what is indicated below:

a)	In the Acts corresponding to the Extraordinary Closing, the Parties, as an observation, will record the fraction of the volume of oil that corresponds to each fortnight, of the total reported in the Closing Acts.
b)	Each volumetric fraction will affect the PP price corresponding to the respective fortnight in which that fraction was received.
c)	As regards the other factors that are part of the price to be paid for the Oil, the measurements taken on the date of the Extraordinary Closing will be applied.

The Seller will invoice biweekly, in accordance with the preceding Provision and the indications in Provision Two, the amounts corresponding to the deliveries of each fortnight of the month, within seven working days of the end of the applicable fortnight. The invoice will be expressed in US dollars (hereinafter "US$"). Said invoice will also be expressed in its equivalent in Chilean pesos, based on the Observed Exchange Rate reported by the Central Bank, corresponding to the last day of the delivery period in question.

The Buyer will pay said invoice, in US$, within thirty calendar days following its receipt, by deposit or electronic transfer, in the bank account that, for such effect, the Seller formally communicates.

If the day of payment were a Saturday, Sunday or non-working day in Chile, the payment will be made on the immediately following business day. If the Buyer does not pay any amount due at maturity, the default will be automatic and will occur solely by the expiration of the term, without any judicial or extrajudicial claim, and the unpaid balance will accrue daily interest calculated at a rate equal to the LIBO Rate (Rate published by the Central Bank of Chile on the day of maturity or the immediately preceding business day, for operations in US Dollars at thirty (30) days), plus 0.5 percentage points, divided by 360, calculated on the amount of owed capital, from the due date to the date of effective payment thereof.

If any invoice merits objections to the Buyer, it will be informed to the Seller in the period between the date of receipt of the invoice and the date of its payment. The amount not objected must be paid upon expiration of the invoice in question. The unpaid balance will be reviewed and resolved in five business days. If it is shown that the objection to the invoiced amount is correct, the Seller will proceed to issue the corresponding Credit Note for the amount objected. If the objection is rejected evidencing the error of the objection, the Buyer must pay the difference owed within 8 consecutive days after this occurs, plus the corresponding interest by the party objected, as described in the following paragraph.

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However, if said controversy is not resolved within a period of thirty (30) days, then at the request of both the Buyer and the Seller, it will be submitted to the dispute resolution system, indicated in Provision Eleven. In the event that said conflict is resolved -by a definitive final judgment or any other jurisdictional equivalent- in favor of the Seller, the Buyer will pay the amount in dispute, plus interest for the period from the date of payment due, or expiration date of payment, up to the effective date of payment at a daily interest calculated at a rate equal to the LIBO Rate (Rate published by the Central Bank of Chile at the expiration date or the immediately preceding business day, for operations in US Dollars at thirty (30) days), plus three percentage points, divided by 360. If the winning Party is the Buyer, the Seller will proceed to issue the corresponding Credit Note, without the interest stated in the preceding paragraphs against the Buyer, without prejudice to those that may apply from the time the definitive final judgment or jurisdictional equivalent is required until the cash payment of the corresponding amount.

The differences arising as a result of applying the provisions of the preceding paragraphs will be adjusted through the issuance by GEOPARK of Credit or Debit Notes as appropriate, whether these differences are for or against ENAP, respectively.

ELEVEN:	CONFLICT RESOLUTION.

For all the effects derived from the present instrument, the parties fix their domicile in the city and district of Santiago and submit themselves to the jurisdiction of their Ordinary Courts of Justice.

TWELVE:	FORCE MAJEURE.

a)	Except for payment obligations, the Parties are exempt from carrying out those obligations whose breach occurs precisely because of force majeure and for the time that said force majeure subsists and prevents compliance with such obligations.
b)	Force majeure is understood, according to Article 45 of the Civil Code, as the unforeseen event which is impossible to prevent, including -without limitation- acts of authority, legal and illegal strikes, fires, acts of sabotage, cataclysms and other contingencies that are outside the control of the affected party.
c)	Force majeure does not entitle the Parties to seek from the other the payment of compensation of any kind, nor does it entitle them to excuse compliance with the other obligations not affected by the fact that caused it.
d)	The party that suffers a circumstance of force majeure will give written notice to the other within a period not exceeding 48 hours counted from the time the party suffering from the circumstance has knowledge of the event, and the other party must acknowledge receipt within the term of three (3) days.
e)	For the purposes of this Agreement, serious, fortuitous and unforeseeable events involving urgent repairs or maintenance that cannot be postponed are included among the causes of force majeure, which either reduce production or affect the storage capacity or reception or delivery of the product of the parties.

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THIRTEEN:	COMMUNICATIONS.

All notices and communications regarding this Agreement must be sent to the following addresses:

TO THE CHILEAN STATE:

MINISTRY OF ENERGY

MS. MARÍA JOSÉ REVECO and MR. HERNÁN MOYA B.

ALAMEDA BERNARDO O’HIGGINS 1449, PISO 13, TORRE 2

SANTIAGO, CHILE

E-MAIL: mreveco@minenergia.cl ; hmoya@minenergia.cl

To the Buyer:

MR. MARC LLAMBÍAS L.

VITACURA N° 2736, piso 10

LAS CONDES, SANTIAGO, CHILE

PHONE: +56-2-2280-3000

E-MAIL: mllambias@enap.cl

MR. RENÉ BENAVIDES P.

JOSÉ NOGUEIRA 1101

PUNTA ARENAS, CHILE

PHONE: +56-61-229-8224

E-MAIL: rbenavides@mag.enap.cl

To the Seller:

MR. PABLO MARTÍNEZ V.

LAUTARO NAVARRO N° 1021

PUNTA ARENAS, CHILE

FAX: 56-61 745107

E-MAIL: pmartinez@geo-park.com

MR. PEDRO AYLWIN CH.

NUESTRA SEÑORA DE LOS ÁNGELES 179

SANTIAGO, CHILE

FAX: 56-2-2429616

E-MAIL: paylwin@geo-park.com

FOURTEEN:	TERM FOR CLAIMS.

The claims and/or non-conformities that ENAP and/or GEOPARK may have one (Complaining Party) against the other (Respondent Party) in relation to the obligations arising from this Agreement and its effects, concerning matters such as amounts, qualities, deadlines and places of delivery of Oil and/or Condensate, amounts and dates of payment, must be brought to the attention of the Respondent Party, by means of a written communication, stating the reason for the claim in question, within the term of ninety (90) calendar days, from the occurrence of the act or fact claimed or as soon as the Complaining Party becomes aware of it, when this occurs subsequently. After the expiration of said term, the Complaining Party will not be entitled to any claim or complaint that may arise from the fact in question.

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It is understood that the Complaining Party meets this obligation, with the single formal communication referred to above, within the aforementioned term.

However, this time limitation will not apply in the event that the claims are based on allegedly fraudulent or willful acts by the Respondent Party.

FIFTEEN:	VALIDITY OF THE AGREEMENT.

This Agreement will become effective as of the date of its execution, and will be extended for a period of 12 months, renewing itself automatically for successive equal periods of 12 months each, unless one of the Parties communicates its decision not to renew the Agreement with an anticipation of at least 60 days from the original date or any of its renewals.

Notwithstanding the foregoing, the Parties declare that, between January 1, 2017 and the date of execution of this Agreement, GEOPARK delivered to ENAP, who received it and stored it in the Gregorio Terminal, an estimated volume of 16,615 m3 of Crude Oil as depositary, volume that will be reflected through the respective transfer document. By means of this Agreement, the Parties agree that GEOPARK may sell and ENAP may buy the volumes of crude oil mentioned above, in accordance with the current price conditions for the fortnight in which the transfer of ownership actually takes place.

In no case will the validity of this Agreement exceed the term of validity of the SOA described in Provision One; therefore, it will end early in the event of termination, for any reason, of the SOA.

SIXTEEN:	SUSPENSION OF DELIVERIES FOR EXPORTS.

Notwithstanding the agreed validity of this Agreement, GEOPARK will be entitled to suspend the delivery of Liquid Products to ENAP in order to export them. Said suspension will be for periods of no less than 60 days (the "Suspension Period"), and will be duly communicated to ENAP at least 60 days prior to the start date of the interruption, expressly indicating the length of the Suspension Period. ENAP will make its best efforts to have available the storage capacity necessary for GEOPARK to accumulate the Liquid Products for the export operation. Notwithstanding the foregoing, said capacity will be defined based on the operational availability of the terminal and will be referred to a nominal storage volume for the Suspension Period, which in any case may not exceed 36,000 m3. ENAP will inform the storage capacity available for the Suspension Period within a period of 10 business days counted from the receipt of the communication from GEOPARK of its intention to suspend the delivery of liquid products. For the purposes of the application of logistics rates of reception and storage, these will be applied for the entire Suspension Period. Upon termination of the Suspension Period, GEOPARK will resume sales of the Liquid Products to ENAP under the conditions set forth in this Agreement. In the event that GEOPARK would like to extend the Suspension Period, it must communicate it at least 30 days before the end of the Suspension Period in progress.

In the event that GEOPARK makes use of its power to suspend sales to ENAP in order to proceed to export, it may use the facilities and logistics of ENAP at the Gregorio Terminal in accordance with the rates indicated in Annex 2 hereto.

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By way of acceptance and agreement, the Parties hereto sign this document, in three original counterparts, leaving one counterpart in the possession of each one of them.

/s/ Marc Llambías Bernaus

EMPRESA NACIONAL DEL PETRÓLEO

Name: Marc Llambías Bernaus

/s/ Denisse Abudinen Butto

EMPRESA NACIONAL DEL PETRÓLEO

Name: Denisse Abudinen Butto

/s/ Pedro Aylwin Chiorrini

GEOPARK FELL SpA

Name: Pedro Aylwin Chiorrini

/s/ Andrés Rebolledo Smitmans

CHILEAN STATE

Name: Andrés Rebolledo Smitmans

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